Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

PROPOSED RE-ELECTION AND ELECTION OF DIRECTORS

The Board announced that it has approved the proposed re-election and election of Mr. Si Xian Min, Mr. Tan Wan Geng, Mr. Wang Quan Hua, Mr. Yuan Xin An, Ms. Yang Li Hua, Mr. Zhang Zi Fang, Mr. Xu Jie Bo, Mr. Li Shao Bin, Mr. Wei Jin Cai, Mr. Ning Xiang Dong, Mr. Liu Chang Le and Mr. Tan Jin Song as Directors of the seventh session of the Board for a term of three years.

A circular containing, inter alia, further details of the proposed re-election and election of Directors together with the notice convening the EGM will be despatched to the shareholders of the Company as soon as practicable.

The board (the “Board”) of directors (the “Directors”) of China Southern Airlines Company Limited (the “Company”) announced that it has approved the proposed re-election and election of Mr. Si Xian Min, Mr. Tan Wan Geng, Mr. Wang Quan Hua, Mr. Yuan Xin An, Ms. Yang Li Hua, Mr. Zhang Zi Fang, Mr. Xu Jie Bo, Mr. Li Shao Bin, Mr. Wei Jin Cai, Mr. Ning Xiang Dong, Mr. Liu Chang Le and Mr. Tan Jin Song as Directors of the seventh session of the Board for a term of three years. The proposed re-election and election of Directors shall become effective immediately upon the approval from the shareholders of the Company at the coming extraordinary general meeting of the Company to be held (the “EGM”).

Due to the term of appointment of each Director of the sixth session of the Board shall expire soon, according to the consideration opinion and recommendations of the nomination committee of the Company, the Board proposed to re-elect each of Mr. Si Xian Min, Mr. Wang Quan Hua, Mr. Yuan Xin An and Ms. Yang Li Hua as non-executive Directors of the seventh session of the Board for a term of three years, to re-elect Mr. Tan Wan Geng, Mr. Zhang Zi Fang, Mr. Xu Jie Bo and Mr. Li Shao Bin as executive Directors of the seventh session of the Board for a term of three years, to re-elect and elect Mr. Wei Jin Cai, Mr. Ning Xiang Dong, Mr. Liu Chang Le and Mr. Tan Jin Song as independent non-executive Directors of the seventh session of the Board for a term of three years.

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Mr. Gong Hua Zhang, acting as an independent non-executive Director for the consecutive six years, will not stand for re-election as independent non-executive Director of seventh session of the Board according to the relevant laws and regulations. The term of office of Mr. Gong Hua Zhang shall expire upon the conclusion of the EGM and Mr. Gong Hua Zhang will also resign as the chairman of the audit committee, the member of the nomination committee and the member of remuneration and assessment committee of the Company upon the conclusion of the EGM. Mr. Gong Hua Zhang confirms that there is no disagreement between him and the Company and there is no matter in relation to his retirement that need to be brought to the attention of the Shareholders. The Company would like to thank Mr. Gong Hua Zhang for his contribution to the success of the Company.

The details of each of the nominated Directors are set out in the Appendix I of this announcement.

FURTHER INFORMATION

Other matters relating to the proposed re-election and election of Directors that need to be brought to the attention of the shareholders of the Company and information to be disclosed pursuant the requirements of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited shall be further set out in the circular to be despatched to the shareholders of the Company and the announcements regarding their respective effective appointment as and when appropriate.

A circular containing, inter alia, further details of the proposed re-election and election of Directors together with the notice convening the EGM will be despatched to the shareholders of the Company as soon as practicable.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Company Secretary

Guangzhou, the People’s Republic of China

6 November 2013

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors; Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Li Shao Bin as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

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APPENDIX I

Biographical details of the candidates proposed to be re-elected and elected as Directors are set out below:

1、	Si Xian Min, aged 56, graduated with an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He began his career in 1975. Mr. Si served as the director of the political division of China Southern Airlines Henan Branch; as the party secretary and vice president of Guizhou Airlines Company Limited; as the Deputy Party Secretary and Secretary of the Disciplinary Committee of the Company; and as the Party Secretary of CSAHC Northern Division. He has been the President of the Company from October 2004 to January 2009. Since 31 December 2004, Mr. Si has been the Director of the Company. Since January 2009, Mr. Si has been the President and Deputy Party Secretary of CSAHC and the Chairman of the Board.

2、	Tan Wan Geng, aged 49, is an economist graduated from Zhongshan University, majoring in economic geography, with qualification of postgraduate degree. Mr. Tan began his career in civil aviation in 1990 and served as the head of the Infrastructure Department and Director of Human Resources and Administration Department of the Beijing Aircraft Maintenance and Engineering Corporation, the Deputy Director General of Human Resources Division (Personnel and Education Division) of the Civil Aviation Administration of China (CAAC), and has been the Director General and Party Secretary of Civil Aviation Administration of China Northeastern Region. He has been the Party Secretary and Executive Vice President of the Company from January 2006 to February 2007; the Party Member of CSAHC and the Party Secretary and Executive Vice President of the Company from February 2007 to January 2009; the Party Member of CSAHC and the President and Party Secretary of the Company from January 2009 to February 2009; the Party Member of CSAHC and the President and Deputy Party Secretary of the Company from February 2009 to May 2011. Since May 2011, Mr. Tan has been the Party Secretary of CSAHC and the President of the Company. Mr. Tan has been the Director of the Company since 15 June 2006 and has been the Vice Chairman of the Board since 24 January 2013.

3、	Wang Quan Hua, aged 59, graduated with a university degree from the Party School of the Central Committee of CPC majoring in economic management. Mr. Wang began his career in 1972. Mr. Wang served as the Director of the Planning and Operation Division of CSAHC; the General Manager of Strategy and Development Department of CSAHC; the Assistant to the President and the Director of the Strategy and Development Department and the Vice President of CSAHC. Mr. Wang has served as the Executive Vice President of CSAHC since September 2002. Since 13 May 2003, Mr. Wang has been the Director of the Company. Currently, Mr. Wang is also the Chairman of Nan Lung Holding Limited, Guangzhou Southern Airline Construction Company Limited, the director of TravelSky Technology Limited, Solar Insurance Group Company Limited, Yazhou Travel Investment Company Limited and China National Aviation Corp (HK) Ltd.

4、	Yuan Xin An, aged 56, received university education in Aeronautical Machinery from Air Force Engineer University and is a senior engineer. Mr. Yuan began his career in December 1976 and served as the Vice President of Engineering Department of China Southern Airlines Company, the Vice President of Guangzhou Aircraft Maintenance Engineering Co., Ltd., the Chief Engineer and the General Manager of Engineering Department of the Company. Mr. Yuan served as the Executive Vice President of the Company from April 2002 to September 2007; the Executive Vice President of CSAHC since September 2007; the Executive Vice President and Chief Legal Adviser of CSAHC since July 2008. Since 30 November 2011, Mr. Yuan has been the Director of the Company. Currently, Mr. Yuan is also the Chairman of Southern Airlines (Group) Import and Export Trading Company Limited, China Southern Airlines Group Construction and Development Company Limited, MTU Maintenance Zhuhai Co., Ltd., Dalian Acacia Town Villa Co., Ltd. and Shenzhen Air Catering Co., Ltd, and a director of China Aircraft Services Limited.

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5、	Yang Li Hua, aged 57, graduated with a master degree from the Party School of the Central Committee of CPC majoring in economics and management and is a senior expert of political science. Ms. Yang began her career in Air China International Corporation in 1973, and served as the head of the in-flight service team, manager of in-flight service division and deputy head of the Chief Flight Team of Air China International Corporation. Subsequently, she was appointed as the General Manager of the Passenger Cabin Service Division of Air China International Corporation in September 2000, the Vice President of Air China International Corporation in October 2002, the Vice President of Air China Limited in September 2004, and Executive Vice President of CSAHC in May 2009. From July 2010 to August 2012, Ms. Yang also acted as the Chairman of the Labour Union of CSAHC. Since January 24, 2013, Ms. Yang has been the Director of the Company. Currently, Ms. Yang is also the Chairman of Southern Airlines Culture and Media Co., Ltd.

6、	Zhang Zi Fang, aged 55, graduated with an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a senior expert of political science. Mr. Zhang began his career in 1976. He served as the Deputy Commissar and subsequently the Commissar of the pilot corps of China Northern Airlines Company; as the Party Secretary of the Jilin Branch of China Northern Airlines Company; as the General Manager of Dalian Branch of CSAHC Northern Airlines; as the Director of Political Works Department of CSAHC. Mr. Zhang has been the Deputy Party Secretary and Secretary of the Disciplinary Committee of the Company from February 2005 to December 2007. He has been the Executive Vice President and the Deputy Party Secretary of the Company from December 2007 to February 2009. Since February 2009, he has been the Party Secretary and Executive Vice President of the Company. Mr. Zhang has been the Director of the Company since 30 June 2009. Currently, Mr. Zhang is also the Vice Chairman of Southern Airlines Culture and Media Co., Ltd.

7、	Xu Jie Bo, aged 48, graduated with a university degree from Tianjin University majoring in infrastructure and engineering management, and was subsequently awarded with a master degree in Business Administration from Hong Kong Baptist University and an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a qualified senior accountant. Mr. Xu began his career in 1986. He served as the Director of the Financial Department of Central and Southern Administration of CAAC; as the Chief Accountant and General Manager of the Financial Department of the Company. Mr. Xu served as the Director, Chief Financial Officer and Chief Accountant of the Company since April 2001 and as the Director, Executive Vice President, Chief Financial Officer and Chief Accountant of the Company from August 2003 to September 2012. Mr. Xu has been the Director, Senior Executive Vice President, Chief Financial Officer and Chief Accountant of the Company since September 2012. Currently, Mr. Xu is also the Chairman of Guizhou Airlines Company Limited and the Vice Chairman of Sichuan Airlines Corporation Limited.

8、	Li Shao Bin, aged 48, graduated with a university degree from the Party School of the Central Committee of CPC majoring in economics and management and is an expert of political science. Mr. Li began his career in 1984, and served as the Deputy Head of Promotion Department of the Company, the Director of Political Department of Guangzhou Flight Operations Division of the Company, and the Director of Political Department and Deputy Party Secretary of Guangzhou Flight Operations Division of the Company. Subsequently, he was appointed as Party Secretary of Guangzhou Flight Operations Division of the Company in May 2004. Mr. Li served as the Party Secretary and Deputy General Manager of Guangzhou Flight Operations Division of the Company from March 2006 to August 2012. Mr. Li has been the Chairman of the Labour Union of the Company since August 2012 and the Director of the Company since 24 January 2013.

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9、	Wei Jin Cai, aged 63, graduated from the Party School of the Central Committee of CPC majoring in economics and management. Mr. Wei has many years of experiences in civil aviation. He conducted an in-depth study on the operation and management of civil aviation and is influential in the civil aviation industry. Mr. Wei served as the Deputy Party Secretary of the Party Committee of the headquarter of CAAC, the Party Secretary of Civil Aviation Management Institute of China from March 1993 to November 2008, the President of Civil Aviation Management Institute of China from November 2008 to August 2010 and the independent director of Shandong Airlines Co., Ltd. Mr. Wei has been the Independent Non-executive Director of the Company since 29 December 2010. Currently, he is also the independent director of Xiamen International Airport Co., Ltd., the independent non-executive director of ASR Holdings Limited and the independent director of E-Food Group Co., Ltd.

10、	Ning Xiang Dong, aged 48, graduated from the Quantitative Economics Faculty of the School of Economics and Management of Tsinghua University with a doctor degree. Mr. Ning began his career in 1990 and served as the assistant, lecturer and associate professor at Tsinghua University and the Executive Deputy Director of the National Center for Economic Research (NCER) at Tsinghua University. He was also a visiting scholar at Harvard Business School, University of Illinois, University of New South Wales, University of Sydney and Chinese University of Hong Kong. Currently, he serves as the professor and the doctorate-tutor of the School of Economics and Management of Tsinghua University and the executive director of Centre for Corporate Governance of Tsinghua University. Mr. Ning has been the Independent Non-executive Director of the Company since 29 December 2010. He is also the independent director of Aerospace Hi-Tech Holding Group Co., Ltd. and Sichuan ChangHong Electric Company Limited.

11、	Liu Chang Le, aged 62, was conferred an honorary doctoral degree in literature by the City University of Hong Kong and is a founder of Phoenix Satellite Television. Mr. Liu has been the Chairman and Chief Executive Officer of Phoenix Satellite Television Company Limited since 1996 and the Chairman and Chief Executive Officer of Phoenix Satellite Television Holdings Limited, a company listed on the Stock Exchange since 2000. Mr. Liu gained widespread recognition both locally and overseas for his enthusiasm for and achievements in the media industry. Mr. Liu is the recipient of numerous titles and awards, among which include “Wiseman of the Media Industry”, “the Most Innovative Chinese Business Leaders in the Asia Pacific Region”, “the Most Entrepreneurial Chinese Business Leaders”, and has been awarded the “Robert Mundell Successful World CEO Award”, the “Man of Year for Asia Brand Innovation Award” and the “Person of the Year” award of the Chinese Business Leaders Annual Meeting. Since 2005, Mr. Liu has been the Chairman of the iEMMYs Festival, which is run by the International Academy of Television Arts & Sciences. In November 2008, Mr. Liu received the International Emmy® Directorate Award. Mr. Liu was appointed as honorary chairman of “World Chinese-language Media Cooperation Alliance” in 2009 and appointed as special consultant to the 8th Council of the Buddhist Association of China in 2010. Mr. Liu was a member of the Tenth, the Eleventh and the Twelfth National Committee of the Chinese People’s Political Consultative Conference, served as the Vice Chairman of the sub-committee on Education, Science, Culture, Health and Sport of the Eleventh National Committee of the Chinese People’s Political Consultative Conference, and is serving as a member of standing committee of the Twelfth National Committee of the Chinese People’s Political Consultative Conference. Mr. Liu has been appointed a Justice of the Peace by the government of the Hong Kong Special Administrative Region. In July 2010, Mr. Liu was awarded the Silver Bauhinia Star by the Hong Kong Special Administrative Region. Mr. Liu has become an Independent Non-executive Director of the Company since 30 November 2011.

12、	Tan Jin Song, aged 48, graduated from Renmin University of China with an on-job doctor degree in Accounting. Mr. Tan began his career in 1985 and was a teacher in Shaoyang School of Finance and Accounting of Hunan Province and the Deputy Dean of the School of Management of Zhongshan University; Mr. Tan acted as a professor of the School of Management of Zhongshan University from October to December 2008; and as the Party Secretary of the School of Management of Zhongshan University since December 2008. Currently, he is the independent director of Yihua Real Estate Co., Ltd., Sundiro Holding Co., Ltd., Grandhope Biotech Co., Ltd. and Poly Real Estate Company Limited. Mr. Tan also act as the independent non-executive director of Welling Holding Limited, the external supervisor of China Guangfa Bank and the independent supervisor of Sino-Singapore Guangzhou Knowledge City Investment and Development Co., Ltd.

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